                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)(1)


                             PARTY CITY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    702145103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          SPECIAL VALUE BOND FUND, LLC
                            C/O TENNENBAUM & CO., LLC
                     11100 SANTA MONICA BOULEVARD, SUITE 210
                          LOS ANGELES, CALIFORNIA 90025
                                 (310) 566-1000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                OCTOBER 18, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                       (Continued on the following pages)



                               Page 1 of 12 Pages


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 702145103                                                 PAGE 2 OF 12

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      SPECIAL VALUE BOND FUND, LLC
      IRS NO.: 95-4758920
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00, WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,261,000 SHARES(1)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,261,000 SHARES(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,261,000 SHARES(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.6%(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

OO
--------------------------------------------------------------------------------
(1) AN AGGREGATE OF 3,096,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 20, 2000, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JULY 1, 2000 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 702145103                                                 PAGE 3 OF 12

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      SPECIAL VALUE BOND FUND II, LLC
      IRS NO.: 52-2263020
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00, WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,261,000 SHARES(1)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,261,000 SHARES(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,261,000 SHARES(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.6%(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
(1) AN AGGREGATE OF 3,096,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 20, 2000, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JULY 1, 2000 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 702145103                                                 PAGE 4 OF 12

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      SVIM/MSM,LLC
      IRS NO.: 95-4760193
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00, WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,261,000 SHARES(1)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,261,000 SHARES(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,261,000 SHARES(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.6%(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

(1) AN AGGREGATE OF 3,096,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 20, 2000, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JULY 1, 2000 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 702145103                                                 PAGE 5 OF 12

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      SVIM/MSMII,LLC
      IRS NO.: 52-2263031
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00, WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,261,000 SHARES(1)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,261,000 SHARES(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,261,000 SHARES(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.6%(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

(1) AN AGGREGATE OF 3,096,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 20, 2000, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JULY 1, 2000 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 702145103                                                 PAGE 6 OF 12

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      SPECIAL VALUE INVESTMENT MANAGEMENT, LLC
      IRS NO.: 95-4759860
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00, WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,261,000 SHARES(1)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,261,000 SHARES(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,261,000 SHARES(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.6%(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

(1) AN AGGREGATE OF 3,096,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 20, 2000, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JULY 1, 2000 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 702145103                                                 PAGE 7 OF 12

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      TENNENBAUM & CO., LLC
      IRS NO.: 95-4587347
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00, WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,261,000 SHARES(1)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,261,000 SHARES(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,261,000 SHARES(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.6%(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
(1) AN AGGREGATE OF 3,096,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 20, 2000, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JULY 1, 2000 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 702145103                                                 PAGE 8 OF 12

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      MICHAEL E. TENNENBAUM
      S.S. NO.: ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00, WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,261,000 SHARES(1)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,261,000 SHARES(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,261,000 SHARES(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.6%(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
(1) AN AGGREGATE OF 3,096,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 20, 2000, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JULY 1, 2000 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 3 to Schedule 13D relating to Party City Corporation, a Delaware corporation ("Party City"), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on August 26, 1999, as amended by Amendment No. 1 thereto filed with the Commission on September 13, 1999 and amendment No. 2 thereto filed with the Commission on January 21, 2000 (together, the "Schedule 13D"). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the
Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

               The information in Item 1 is hereby amended and restated as follows:

               This statement relates to the beneficial ownership of 3,261,000 shares of Common Stock, par value $.01 per share ("Common Stock"), of Party City. The principal executive offices of Party City are located at 400 Commons Way, Rockaway, New Jersey 07866.

ITEM 2. IDENTITY AND BACKGROUND.

               The information in Item 2 is hereby amended and restated as follows:

               Special Value Bond Fund, LLC ("SVBF") and Special Value Bond Fund II, LLC ("SVBFII") are each Delaware limited liability companies. SVBF's and SVBFII's addresses are both 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025. The principal business of each of SVBF and SVBFII is making investments and managing assets.

               The managing member of SVBF is SVIM/MSM, LLC ("SVIM/MSM"), a Delaware limited liability company. The managing member of SVBFII is SVIM/MSMII, LLC ("SVIM/MSMII"), a Delaware limited liability company. The investment advisor to each of SVBF and SVBFII is Special Value Investment Management, LLC ("SVIM"), a Delaware limited liability company. The managing member of each of SVIM/MSM, SVIM/MSMII and SVIM is Tennenbaum & Co., LLC, a Delaware limited liability company ("TCO"). The managing member of TCO is Michael E. Tennenbaum, a United States citizen. Each of SVIM/MSM, SVIM/MSMII, SVIM and TCO have the same principal business and address as that of SVBF and SVBFII. Mr. Tennenbaum's principal occupation is serving as managing member of TCO and his address is the same as that of SVBF and SVBFII. SVBF, SVBFII, SVIM/MSM, SVIM/MSMII, SVIM, TCO and Mr. Tennenbaum are collectively referred to herein as the "Reporting Persons."

               During the last five years, the Reporting Persons have not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The information in Item 3 is hereby amended and restated as follows:

               The statement relates to the acquisition by the Reporting Persons of 165,000 shares of Common Stock of Party City and of a warrant dated as of August 16, 1999, as amended on January 14, 2000 (the "Warrant"), to purchase 3,096,000 shares of Common Stock of Party City. The sole source of funds used in purchasing the 165,000 shares of Common Stock of Party City reported herein in
Item 5 was the working capital of SVBFII. The amount of funds used in such purchase was $513,838 (including brokerage commissions).

               Party City issued the Warrant pursuant to that certain Securities Purchase Agreement between Party City and TCO dated as of August 16, 1999 (the "Securities Purchase Agreement") as amended by that certain First Amendment to Securities Purchase Agreement dated as of January 14, 2000 (the "Amendment"). The Warrant was acquired by TCO along with certain secured notes of Party City in the aggregate principal amount of $6,750,000. The aggregate purchase price for the Warrant and such secured notes from Party City was $6,750,000. The source of funds for the purchase of the Warrant and the secured notes by TCO was a margin account of the Reporting Persons with Jefferies & Company, Inc.

               On September 1, 1999, SVBF purchased the Warrant and the secured notes from TCO for aggregate consideration of $6,750,000. The source of funds for the purchase of the Warrant and the secured notes from TCO was the working capital of SVBF.

               Upon exercise of the Warrant in full, SVBF must pay an exercise price of $1.07 per share for an aggregate exercise price of $3,312,720. It is presently anticipated that the source of funds for the exercise price will be SVBF's general working capital or the working capital of an affiliate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               The information in Item 5 is hereby amended and restated as follows:

               The shares of Common Stock identified in Item 1 constitute approximately 20.6% of the outstanding Common Stock of Party City, based upon 12,722,205 shares of Common Stock outstanding as of September 20, 2000, as reported by Party City Corporation in its Annual Report on Form 10-K for the year ended July 1, 2000, and computed in accordance with Rule 13d-3(d)(1). SVBFII has the sole power of voting and disposition with respect to the 165,000 shares of Common Stock of Party City it has acquired. Upon exercise of the Warrant, SVBF will have the sole power of voting and disposition with respect to the 3,096,000 shares of Common Stock issuable upon such exercise. By reason of
(i) Mr. Tennenbaum's position as managing member of TCO, (ii) TCO's position as managing member of SVIM/MSM, SVIM/MSMII and SVIM, (iii) SVIM/MSM's position as managing member of SVBF, (iv) SVIM/MSMII's position as managing member of SVBFII and (v) SVIM's position as investment advisor to SVBF and SVBFII, each of Mr. Tennenbaum, TCO, SVIM/MSM, SVIM/MSMII and SVIM may be deemed to share such powers of voting and disposition.

               The following transactions in Common Stock of Party City were open market purchases on the OTC Bulletin Board effected by SVBFII:

                                 NUMBER OF SHARES        PRICE
                     DATE        OF COMMON STOCK       PER SHARE

                   10/17/00           55,000             $3.1055
                   10/18/00          105,000             $3.0990
                   10/23/00            5,000             $3.5280

               Except as described in this statement, the Reporting Persons have not effected transactions in Party City's Common Stock within 60 days prior to the date of this statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

               The information in Item 7 is hereby amended and restated as follows:


        Exhibit 1     Joint Filing Agreement

        Exhibit 2 Form of Amended and Restated Warrant, dated January 14, 2000, of Party City Corporation, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 20, 2000 (File No. 0-27826).

        Exhibit 3 Form of Securities Purchase Agreement, dated August 16, 1999 by and between Party City Corporation and Tennenbaum & Co., LLC., incorporated herein by reference to Exhibit
                      4.6 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

        Exhibit 4 First Amendment to Securities Purchase Agreement, dated January 14, 2000 by and among Party City Corporation, Special Value Bond Fund, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., TCO/Party City, LLC, Clyde Street Investment, LLC and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.3 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 20, 2000 (File No. 0-27826).

        Exhibit 5 Investor Rights Agreement, dated August 16, 1999 by and between Party City Corporation, Tennenbaum & Co., LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., and Richmond Associates, L.P., incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

                                   SIGNATURES

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2000            SPECIAL VALUE BOND FUND, LLC
                                    By:  SVIM/MSM, LLC, its Managing Member
                                         By: Tennenbaum & Co., LLC,
                                             its Managing Member
                                             By:  /s/ Michael E. Tennenbaum
                                                  ------------------------------
                                                  Michael E. Tennenbaum,
                                                  its Managing Member

                                    SPECIAL VALUE BOND FUND II, LLC
                                    By:  SVIM/MSMII, LLC, its Managing Member
                                         By: Tennenbaum & Co., LLC,
                                             its Managing Member
                                             By:  /s/ Michael E. Tennenbaum
                                                  ------------------------------
                                                  Michael E. Tennenbaum,
                                                  its Managing Member

                                    SVIM/MSM, LLC
                                    By:  Tennenbaum & Co., LLC,
                                         its Managing Member
                                         By: /s/ Michael E. Tennenbaum
                                             -----------------------------------
                                             Michael E. Tennenbaum,
                                             its Managing Member

                                    SVIM/MSMII, LLC
                                    By:  Tennenbaum & Co., LLC,
                                         its Managing Member
                                         By: /s/ Michael E. Tennenbaum
                                             -----------------------------------
                                             Michael E. Tennenbaum,
                                             its Managing Member

                                    SPECIAL VALUE INVESTMENT MANAGEMENT, LLC
                                    By:  Tennenbaum & Co., LLC,
                                         its Managing Member
                                         By: /s/ Michael E. Tennenbaum
                                             -----------------------------------
                                             Michael E. Tennenbaum,
                                             its Managing Member

                                    TENNENBAUM & CO., LLC
                                    By:  /s/ Michael E. Tennenbaum
                                         ---------------------------------------
                                         Michael E. Tennenbaum,
                                         its Managing Member

                                    /s/ Michael E. Tennenbaum
                                    --------------------------------------------
                                    MICHAEL E. TENNENBAUM

                                  EXHIBIT INDEX

        Exhibit 1     Joint Filing Agreement

        Exhibit 2 Form of Amended and Restated Warrant, dated January 14, 2000, of Party City Corporation, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 20, 2000 (File No. 0-27826).

        Exhibit 3 Form of Securities Purchase Agreement, dated August 16, 1999 by and between Party City Corporation and Tennenbaum & Co., LLC., incorporated herein by reference to Exhibit
                      4.6 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

        Exhibit 4 First Amendment to Securities Purchase Agreement, dated January 14, 2000 by and among Party City Corporation, Special Value Bond Fund, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., TCO/Party City, LLC, Clyde Street Investment, LLC and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.3 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 20, 2000 (File No. 0-27826).

        Exhibit 5 Investor Rights Agreement, dated August 16, 1999 by and between Party City Corporation, Tennenbaum & Co., LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., and Richmond Associates, L.P., incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).